02043119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone: +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 16, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a)

(i) The mandatory purchase offer dated July 16, 2002 (the "Mandatory Offer") made by Microsoft Corporation, a corporation incorporated under the laws of the State of Washington ("Microsoft"), for the remaining shares of Navision a/s, a company organized under the laws of the Kingdom of Denmark ("Navision"), is attached hereto as Attachment 1(a)(i).

(ii) Declaration from the board of directors of Navision recommending the Mandatory Offer, is attached hereto as Attachment 1(a)(ii).

(iii) Cover letter, is attached hereto as Attachment 1(a)(iii).

(b) Not applicable.

Item 2. *Informational Legends*

The Mandatory Offer contains legends appropriate for the Offer.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit	Description
	Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1) Not applicable

(2) Not applicable.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSOFT CORPORATION

By: /s/ JOHN G. CONNORS

Name: John G. Connors
Title: Senior Vice President; Chief Financial Officer

Date: July 17, 2002

ATTACHMENT 1(a)(i)

ATTACHMENT 1(a)(i)

MANDATORY PURCHASE OFFER

to the shareholders of

NAVISION®
The Way to Grow

submitted by
16 July 2002

Microsoft®

Financial adviser to
Microsoft Corporation

Goldman Sachs

This Offer Document and the related Acceptance Form contain important information that should be read before any decision is made with respect to accepting the Offer.

This Offer is a mandatory offer prepared in accordance with the Danish Securities Trading Act (Consolidated Act. No. 168 of 14 March 2001) and Executive Order No. 827 of 10 November 1999 issued by the Danish Securities Council. The Offer and any acceptance thereof shall be governed by Danish law.

This Offer Document has been prepared in Danish and English. In the event of any discrepancies the Danish version shall be the governing text.

No one has been authorised to provide any information or make any representation on behalf of Microsoft that is not contained in this Offer Document or the Acceptance Form and, if given or made, such information or representation cannot and must not be relied upon as being accurate or authorised by Microsoft. The delivery of this Offer shall not, under any circumstances, imply in any way that there has been no change in the affairs of Microsoft or Navision since the date of this Offer Document or that the information in this Offer Document or in the documents referred to herein is correct as of any time subsequent to the dates hereof or thereof.

This Offer is not being made directly or indirectly in or into Canada (other than in or into Ontario and Quebec), Australia or Japan, and the Offer does not apply and cannot be accepted from within Canada (other than from within Ontario and Quebec), Australia or Japan (see Section 9.1.11.2-9.1.11.6 of the Offer Document regarding the terms of the Offer).

This Offer is not an offer in any jurisdictions in which the making of such offer would require an additional prospectus, registration or, subject to certain exceptions, measures other than those required pursuant to Danish law. This Offer Document may not be distributed in any country in which such distribution of the Offer would require measures other than those required pursuant to Danish law or in which they would conflict with regulations in such country.

Except as described in the preceding two paragraphs, this Offer, the related Acceptance Form and the advertisement are being mailed by Navision on behalf of Microsoft to Navision Shareholders.

Microsoft reserves the right to purchase Navision Shares during the Offer Period otherwise than under the Offer, such as in the open market or privately negotiated transactions. Such purchases may be made either directly or through a nominee or broker, and shall comply with any applicable rules of Danish law, including the Danish Takeover Order and the rules of the Copenhagen Stock Exchange. Microsoft shall disclose in the United States, by means of a press release or other means reasonably calculated to inform US Shareholders of Navision, information regarding such purchases of Navision Shares outside the Offer to the extent such information is made public in Denmark, including pursuant to the rules of the Copenhagen Stock Exchange.

This Offer is made for the securities of a Danish company, Navision. The Offer is subject to disclosure requirements of a country that are different from those of the United States. Financial statements regarding Navision included or referred to in the Offer Document have been prepared in accordance with accounting standards that may not be comparable to the financial statements of US companies.

Goldman Sachs International is acting for Microsoft and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the transaction.

TABLE OF CONTENTS

1	DEFINITIONS	5
2	BACKGROUND	5
3	THE OFFER	5
4	INFORMATION ON MICROSOFT	7
5	INFORMATION ON NAVISION	8
6	SELECTED FINANCIAL DATA OF MICROSOFT AND NAVISION	9
7	BUSINESS RATIONALE AND PROSPECTS FOR THE COMBINED GROUP	10
8	INTEREST OF NAVISION'S DIRECTORS, SENIOR MANAGEMENT AND CERTAIN EMPLOYEES IN THE OFFER	11
9	TERMS OF THE OFFER	13
10	TAXATION	17
11	ADVISERS	18
12	DOCUMENTS AND QUERIES	18
13	GOVERNING LAW AND JURISDICTION	19

INDEX OF EXHIBITS

A Definitions

TABLE OF ATTACHMENTS

A Acceptance Form

B Offer advertisement

1 Definitions

Capitalised terms used in this Offer Document and not elsewhere defined shall have the meanings set forth in Exhibit A attached hereto, which are incorporated herein by reference.

2 Background

2.1 On 7 May 2002 Microsoft Corporation, a corporation incorporated in the State of Washington, the United States of America with IRS Employer Identification 91-1144442 ("Microsoft") published a voluntary share purchase and exchange offer to acquire all of the shares of nominal value DKK 1 in Navision a/s (the "Navision Shares"), a corporation organised under the laws of the Kingdom of Denmark, CVR No. 76247218, Frydenlunds Allé 6, DK-2950 Vedbæk, Denmark ("Navision"), against either DKK 300 in cash per Navision Share or shares of Microsoft common stock of equivalent value (the "Voluntary Offer").

2.2 On 8 July 2002, Microsoft announced through the Copenhagen Stock Exchange that at the expiry of the offer period of the Voluntary Offer Microsoft had received acceptances for nominally DKK 35,624,942 Navision Shares, corresponding to a total of 98.8 per cent of the votes and the share capital of Navision. Microsoft further announced that all conditions to the Voluntary Offer had been fulfilled, and that the Voluntary Offer had therefore become unconditional. On 12 July 2002 settlement of the tendered Navision Shares took place. Microsoft thus acquired nominally DKK 35,624,942 Navision Shares. Of the Navision Shares that were tendered under the Voluntary Offer, nom. DKK 16,219,732 (45 per cent), were paid in cash and nom. DKK 19,405,210 (53.8 per cent) were exchanged for shares in Microsoft.

On this basis, and in accordance with Section 31 of the Danish Securities Act, Microsoft hereby makes this mandatory offer.

2.3 The Board of Directors of Navision has decided to maintain its recommendation regarding the Voluntary Offer that the Navision Shareholders tender their Navision Shares pursuant to this Mandatory Offer. The recommendation by the Board of Directors, in accordance with Section 7, subsection 1, of the Danish Takeover Order, is enclosed with this Offer Document as it is being mailed to the registered Shareholders (the "Board Declaration").

3 The Offer

3.1 Based upon the facts set out herein, Microsoft hereby makes a mandatory offer pursuant to Section 31 of the Danish Securities Act (the "Offer") to the Navision Shareholders for all of the remaining Navision Shares on the terms of and subject to the conditions set out in this offer document (the "Offer Document").

3.2 The Navision Shareholders are offered a price of DKK 300 in cash per Navision Share (the "Offer Price").

3.3 The Offer Price of DKK 300 per Navision Share represents the following premiums to the historical trading prices prior to the Voluntary Offer of the Navision Shares on the Copenhagen Stock Exchange:

Period	Price	Premium
Closing Price on 29 April 2002*	DKK 219.5	36.7 per cent
Average Price (All Trades) over the last 5 trading days prior to 29 April 2002	DKK 238.9	25.6 per cent
Average price (All Trades) over the last 10 trading days prior to 29 April 2002	DKK 247.1	21.4 per cent
Average price (All Trades) over the last 30 trading days prior to 29 April 2002	DKK 260.6	15.1 per cent
Average price (All Trades) over the last 90 trading days prior to 29 April 2002	DKK 249.3	20.3 per cent
Average price (All Trades) over the last 180 trading days prior to 29 April 2002	DKK 212.5	41.2 per cent

* (The last day of trading prior to notification from Navision to the Copenhagen Stock Exchange regarding a potential strategic transaction and transfer of Navision to the Observation List)

The average price (All Trades) on Navision Shares in the period from and including 30 April 2002 to and including 6 May 2002 (last day before announcement of the Voluntary Offer) was DKK 271.0.

3.4 The Offer takes effect as of 16 July 2002 and expires on 13 August 2002 at 20:00 hours (8:00 p.m.) Copenhagen time.

3.5 Prior to the Voluntary Offer, Navision's Board of Directors confirmed to Microsoft that it had received opinions from Navision's financial advisers, Nordea Securities and Schroder Salomon Smith Barney, that, subject to certain assumptions and limitations set forth in said opinions as of 7 May 2002, the offer price in the Voluntary Offer was fair from a financial point of view to the Navision Shareholders.

3.6 The purpose of Microsoft's Offer is to acquire all outstanding Navision Shares which Microsoft did not acquire under the Voluntary Offer. As soon as practicable, Microsoft will request the board of directors of Navision to call a general meeting at which Microsoft will propose that a redemption clause be inserted in Navision's articles of association. Subsequently, Microsoft will seek to redeem the Shareholders who have not accepted this Offer and apply to the Copenhagen Stock Exchange for a de-listing of Navision from the Copenhagen Stock Exchange.

4 **Information on Microsoft**

4.1 Microsoft (NASDAQ: MSFT) develops, manufactures, licenses and supports a wide range of software products for a multitude of computing devices. Microsoft software includes scalable operating systems for servers, personal computers (PCs) and intelligent devices, server applications for client/server environments, knowledge worker productivity applications and software development tools. Microsoft's online efforts include the MSN™ network of Internet products and services and alliances with companies involved with broadband access and various forms of digital interactivity. Microsoft also licenses consumer software programs, sells hardware devices, provides consulting services, trains and certifies system integrators and developers, and researches and develops advanced technologies for future software products. In the second quarter of fiscal year 2002, Microsoft launched Xbox, its future-generation video game system.

4.2 Microsoft's business strategy emphasises the development of a broad line of software products for information technology professionals, knowledge workers, developers and consumers, marketed through multiple channels of distribution.

4.3 On 18 September 2001, Microsoft filed its financial results for fiscal year 2001, ended 30 June 2001, with the SEC on Form 10-K. Net income for the year was USD 7.35 billion and diluted earnings per share were USD 1.32. Revenues totalled USD 25.30 billion, an increase of 10 per cent over fiscal year 2000. Net income for the year fell to USD 7.35 billion from USD 9.42 billion and diluted earnings per share fell to USD 1.32 from USD 1.70 in fiscal year 2000. In fiscal year 2001, earnings include an unfavourable cumulative effect of an accounting change of USD 375 million (after-tax), or USD 0.06 per diluted share, and USD 3.92 billion (pre-tax) in impairments of certain investments, primarily cable and telecommunications investments. During fiscal year 2001, the weighted average number of Microsoft shares outstanding was 5.34 billion (diluted 5.57 billion). On 31 July 2001, there were 112,001 registered holders of record of Microsoft shares and the low and high Microsoft share prices per share were USD 41.50 and USD 82.00, respectively, during fiscal year 2001. Microsoft has not paid cash dividends on Microsoft shares.

4.4 On 30 April 2002, Microsoft filed its financial results for the third quarter of fiscal year 2002, ended 31 March 2002, with the SEC on Form 10-Q. Net income for the quarter was USD 2.74 billion and diluted earnings per share were USD 0.49. Revenues totalled USD 7.25 billion, a 13 per cent increase over USD 6.40 billion for the comparable quarter of the prior year. Net income for the quarter increased 12 per cent and diluted earnings per share increased 11 per cent to USD 0.49 from USD 0.44 in the third quarter of the prior fiscal year. During the third fiscal quarter, the weighted average number of Microsoft Shares outstanding was 5.42 billion (diluted 5.56 billion).

4.5 For additional information about Microsoft, see Microsoft's Annual Report on Form 10-K for the fiscal year ended 30 June 2001, Microsoft's Proxy Statement for Annual Meeting of Shareholders held on 7 November 2001, Microsoft's Quarterly Report on Form 10-Q for the third quarter ended 31 March 2002 of fiscal year 2002 which are available via EDGAR on the SEC's website (http://www.sec.gov) or on Microsoft's website (http://www.microsoft.com).

5 Information on Navision

All information in this Section is based on information received from Navision and has not been independently verified by Microsoft.

5.1 Navision is one of the leading global providers of integrated business software solutions for small and medium-sized companies. Navision's end-to-end, e-commerce and collaborative business management solutions are fully integrated client/server and Internet Software applications. Through its extensive network of more than 2,300 partners, Navision has sold more than 136,000 business software solutions. The main product lines include Navision Axapta®, Navision Attain® and Navision XAL®. Navision has approximately 1,300 employees and subsidiaries in 30 countries.

5.2 Navision was created through the merger of Navision Software a/s and Damgaard A/S in December 2000. Both companies were founded in the early 1980s and have since experienced significant growth through development of a competitive product suite, and a scalable business model.

5.3 On 19 February 2002, Navision announced its half-year report 2001/2002 (1 July – 31 December 2001). Net revenues rose 19 per cent to DKK 849 million over the comparable period the prior year. Revenue from Navision Financial/Attain and Navision Axapta grew 29 per cent. Operating income before goodwill amortisation (EBITA) increased by 127 per cent to DKK 196 million corresponding to an EBITA margin of 23 per cent against 12 per cent in the same period the prior year.

5.4 On 7 May 2002, Navision announced its earnings release for the third quarter of fiscal year 2001/2002 (ending 31 March 2002). Net revenues for the quarter were DKK 380 million, an increase of 17 per cent compared to same period last year. Year to date, revenues were DKK 1,229 million, an increase of 18 per cent compared to last year. EBITA for the quarter and year to date was DKK 45 million and DKK 241 million, respectively. EBITA margin for the year to date was 20 per cent compared to 13 per cent in the same period last year. Year to date and for the quarter, increase in license sales were 20 per cent. Navision maintains its revenue and EBITA forecast for fiscal year 2001/2002 of approximately 18 per cent growth in revenues and an EBITA margin of a minimum of 17 per cent.

6 Selected Financial Data of Microsoft and Navision

6.1 The following tables provide selected financial data of Microsoft and Navision, which were derived from the financial statements of Microsoft and Navision. The data should be read in conjunction with the financial statements and are qualified by reference to notes and other information of Microsoft and Navision. The Microsoft table provides selected data of Microsoft for the fiscal years ended 30 June 1997 through 2001 and for the nine months ended 31 March 2002 and 2001, which were derived from the financial statements of Microsoft. Microsoft's financial statement information is presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Navision table also provides selected financial data of Navision as of 31 December 2001 and for the six months ended 31 December 2001 and 2000, which were derived from financial statements as released by Navision. Navision financial statement information is presented in accordance with the accounting principles generally accepted in Denmark ("Danish GAAP"). The partial year financial statements of Microsoft and Navision are unaudited. The financial information of Microsoft presented below may not be comparable of that of Navision due, in part, to the differences between US GAAP and Danish GAAP.

6.2 Selected financial data of Microsoft

Year Ended June 30 (In USD millions, except share data)	1997	1998	1999	2000	2001 (1)
Revenue	11,936	15,262	19,747	22,956	25,296
Income before accounting change	3,454	4,490	7,785	9,421	7,721
Net income	3,454	4,490	7,785	9,421	7,346
Diluted earnings per share before accounting change	0.66	0.84	1.42	1.70	1.38
Diluted earnings per share	0.66	0.84	1.42	1.70	1.32
Cash and short-term investments	8,966	13,927	17,236	23,798	31,600
Total assets	14,387	22,357	38,625	52,150	59,257
Stockholders' equity	10,777	16,627	28,438	41,368	47,289

9 Months Ended March 31 (Unaudited) (In USD millions, except share data)	2001	2002 (1)
Revenue	18,719	21,112
Income before accounting change	7,656	6,304
Net income	7,281	6,304
Diluted earnings per share before accounting change	1.37	1.13
Diluted earnings per share	1.31	1.13

(1) Fiscal year 2001 includes an unfavourable cumulative effect of an accounting change of USD 375 million (after-tax), or USD 0.06 per diluted share and USD 3.92 billion (pre-tax) in impairments of certain investments, primarily cable and telecommunication investments.

6.3 Selected financial data of Navision

Year Ended June 30 (DKK million)	1997	1998	1999	2000	2001
Revenue	310	487	1,008	1,260	1,496
EBITA	34	64	190	127	229
Net Income	43	41	122	64	158
Diluted EPS	0.92	1.68	3.79	1.81	4.41
Cash and securities	62	108	523	822	857
Total assets	237	355	1,071	1,530	1,701
Stockholders' equity	87	130	695	859	1,018

6 months ended December 31 (DKK million)	2000	2001
Revenue	714	849
EBITA	86	196
Net income	58	122
Diluted EPS	1.62	3.40
Cash and securities	787	965
Total assets	1,595	1,845
Stockholders' equity	913	1,141

7 Business Rationale and Prospects for the Combined Group

7.1 The vision underlying the acquisition of Navision by Microsoft is to create a leading international provider of end-to-end business solutions for small and mid-sized businesses through a global network of partners dedicated to lasting customer relationships.

Microsoft acquires Navision for the following reasons:

- To deliver business solutions to small and mid-market businesses that will focus on core applications in Enterprise Resource Management, Supply Chain Management, Customer Relationship Management and Analytics;
- To build on a common vision and complementary strengths that will create new value for customers and new opportunities for partners by delivering business solutions specifically tailored for local markets in conjunction with a global, world class partner and ISV community; and
- To enhance Microsoft's presence and investment in Europe with an experienced team of software developers, sales and marketing professionals and executive leadership that will represent the largest Microsoft product development centre located outside of the United States.

Navision is a leading European business applications software company with a strategy to enhance its global leadership in business applications. Microsoft Business Solutions is also focused on the small and mid-sized business application market, primarily in the United States. The companies believe that their combination will allow them to penetrate more geographies than would be available to either company individually. The product lines offered by Microsoft Business Solutions and Navision are similar, giving both parties a clear understanding of the other party's key operating and commercial issues.

The combination of Navision and Microsoft will create a global small business solutions platform with the resources enabling it to compete internationally, while offering products that could be tailored to local market and business-specific conditions. Microsoft believes that Navision employees will enjoy enhanced career opportunities within Microsoft. Moreover, Navision's existing management is expected to play a substantial role in the combined operation.

8 Interest of Navision's Directors, Senior Management and Certain Employees in the Offer

All information in this Section on Navision Shareholders and Navision Shares is based on information from Navision and has not been independently verified by Microsoft.

8.1 Navision's directors, executive officers and certain employees have the following interests, rights and arrangements in and with Navision:

8.1.1 Board of Directors

Microsoft does not plan to retain any of the present directors of Navision appointed by the general meeting following the de-listing of Navision. Erik Damgaard and Torben Wind resigned from the Board of Directors on 8 July 2002.

The options granted to five members of the Board of Directors give such Directors the right to purchase an aggregate of 90,000 Navision Shares at a price of DKK 219 per share. Of these rights to purchase Navision Shares, Waldemar Schmidt has received a right to purchase 40,000 Navision Shares, Hans Werdelin a right to purchase 20,000 Navision Shares, Erik Damgaard Nielsen a right to purchase 10,000 Navision Shares, Torben Wind a right to purchase 10,000 Navision Shares and Vagn Thorup a right to purchase 10,000 Navision Shares. The agreements covering these options include acceleration clauses giving the board members a right to exercise all of their options during four week periods upon certain events, including closing of the Voluntary Offer and a decision to de-list Navision from the Copenhagen Stock Exchange. On the other hand, if the options are not exercised during the four week period following the decision to de-list, the options will expire without notice and compensation.

In addition, the other four board members that were appointed to the Board of Directors of Navision following the annual general meeting on 12 September 2001

(René Svendsen-Tune, Chresten Eriksen, Mads Nygaard and Frank Fugl) have been promised the right to purchase 10,000 Navision shares each at a price of DKK 146.21 per share, subject to approval at the next general meeting of Navision. Microsoft has accepted that Navision, instead of issuing and accelerating these options for 40,000 Navision Shares, will grant the four board members cash remuneration of DKK 1,538,000 each, also subject to approval at the next general meeting of Navision.

8.1.2 Management

Five members of management hold options for in the aggregate 25,000 Navision Shares and warrants for 36,000 Navision Shares at a weighted average exercise price of DKK 240. The agreements covering these options and warrants include acceleration clauses giving the beneficiaries the right to exercise all their options and warrants upon certain events, including closing of the Voluntary Offer. If these options and warrants are not exercised during a four week period following closing of the Voluntary Offer, they expire without notice or compensation.

As part of their terms of employment, certain employees and managers including Jesper Balser and Preben Damgaard have received or will receive options to purchase shares of Microsoft stock on terms and conditions and in amounts substantially consistent with other officers of Microsoft of similar position.

Members of the Board of Directors and the executive management of Navision have, except as disclosed herein, not received any grants or benefits from Microsoft in relation to the Offer.

8.1.3 Ownership of Navision Shares

As of 7 May 2002, certain affiliated shareholders and employees owned the following numbers of Navision Shares, corresponding in the aggregate to 60.05 per cent of the entire Navision Share Capital (all such Navision Shares were tendered and purchased by Microsoft in the Voluntary Offer):

Affiliated shareholders

	#Navision Shares (tendered in the Voluntary Offer)	Per cent of total outstanding Share Capital
Jesper Balser	4,867,609	13.51%
Peter Bang	4,565,953	12.67%
Torben Wind	4,289,784	11.90%
ERP International I A/S	2,383,705	6.61%
ERP International II A/S	2,383,705	6.61%
Erik Damgaard	617,680	1.71%
PC & C Holding III ApS	603,314	1.67%
PD International Invest ApS	441,200	1.22%
Preben Damgaard	179,280	0.50%
Total affiliated shareholders	20,332,230	56.42%

Notes:
Erik Damgaard and Preben Damgaard each hold 50 per cent of the shares in ERP International I A/S and ERP International II A/S.
PD International Invest ApS is wholly owned by Preben Damgaard.
Torben Wind holds 48.11 per cent of the shares in PC&C Holding III ApS.
Peter Bang holds 51.89 per cent of the shares in PC&C Holding III ApS.

Other employee and non-employee shareholders

	#Navision Shares (tendered in the Voluntary Offer)	Per cent of total outstanding Share Capital
Lars Damsgaard Andersen	292,659	0.81%
Per Grønfeldt	225,197	0.62%
Jesper Bowmann	225,000	0.62%
Barmill Ltd.	125,297	0.35%
Yashvir Nagpal	120,609	0.33%
Karsten Wind	58,200	0.16%
René Stockner	41,108	0.11%
Anjali Nagpal	35,000	0.10%
Charlotte Boisen	15,000	0.04%
Navision's own shares	170,321	0.47%
Total other employee and non-employee shareholders	1,308,391	3.63%
Total affiliated shareholders and employee and non-employee shareholders	**21,640,621**	**60.05%**

All of the above mentioned Navision Shares have been tendered and sold to Microsoft under the Voluntary Offer.

8.2 Navision has set up a wide range of stock based incentive programmes for employees, management and directors. In the aggregate, these programmes give rights to purchase or subscribe for a total of 1,899,902 Navision Shares at a weighted average exercise price of DKK 246 (potential changes in these figures due to exercise of accelerated options and warrants following expiry of the Voluntary Offer are not included). These programmes will not be affected by the Offer or by the transactions contemplated hereby, except as described above. Following the closing of this Offer and the redemption as described in Section 3.6, Microsoft may propose arrangements to the holders of employee options and warrants that could possibly result in terms that are more favourable to such holders than the terms of the Offer.

9 Terms of the Offer

9.1 The terms of the Offer, which the Navision Shareholders accept upon accepting the Offer, are as follows:

9.1.1 The Offeror

The Offeror is Microsoft, a corporation incorporated in the State of Washington, the United States of America, IRS Employer Identification No. 91-1144442. Microsoft's principal business address is:

One Microsoft Way
Redmond
Washington 98052-6399
United States of America

9.1.2 Place of Settlement

The Offer shall be settled through:

Danske Bank A/S
Corporate Actions
Holmens Kanal 2-12
DK-1092 Copenhagen K
Tel. +45 43 39 49 69
Fax +45 43 39 49 54

9.1.3 The Offer Price

The Offer Price is DKK 300 per Navision Share, payable in cash.

9.1.3.1 Payment of the Offer Price will take place as described below.

9.1.3.2 Brokerage fees and other costs charged by the Shareholder's custodian bank or the Shareholder's stockbroker shall be paid by the Shareholder.

9.1.4 The Offer Period

9.1.4.1 The Offer takes effect as of 16 July 2002 and expires on 13 August 2002 at 20:00 hours (8:00 p.m.) Copenhagen time (the "Offer Period"). At the expiration of the Offer Period, Danske Bank A/S, Corporate Actions, shall be in possession of the acceptance of the Offer through the Shareholder's own custodian bank or stockbroker.

9.1.5 Once a Shareholder has bindingly accepted the Offer, such Shareholder will be precluded from exercising any Shareholders' rights, including the right to vote on the tendered Navision Shares, even if a general meeting is held in the Offer Period.

9.1.6 When the Shareholder's acceptance of the Offer has been received by Danske Bank A/S, Corporate Actions, the acceptance is binding and irrevocable for the Shareholder. The Shareholder is consequently excluded from accepting any offer from a third party irrespective of whether such offer is against a higher price than the Offer Price.

9.1.7 Navision Shares tendered in the Offer must be free from any security or third party rights.

9.1.8 Microsoft will announce the result of the Offer through the Copenhagen Stock Exchange no later than two Business Days after the expiry of the Offer Period.

9.1.9 Acceptance Procedures

9.1.9.1 Shareholders wishing to sell their Navision Shares subject to the terms in this Offer Document must contact their own custodian bank or stock broker with a request for the acceptance of the Offer to be sent to Danske Bank A/S, Corporate Actions, Holmens Kanal 2-12, DK-1092 Copenhagen K, Fax no. +45 43 39 49 54, using the Acceptance Form attached to this Offer Document. Additional copies of the Offer Document with Acceptance Forms will be available upon request to Danske Bank A/S, Corporate Actions, Tel. +45 43 39 49 69.

9.1.9.2 Shareholders must complete and sign the Acceptance Form and submit it to their own account-holding institution or stock broker, duly filled in and signed, well in advance to allow the account-holding institution or stock broker sufficient time to process and send the Acceptance Form to Danske Bank A/S, Corporate Actions, before the expiration of the Offer Period.

9.1.10 Settlement

9.1.10.1 Settlement of tendered Navision Shares will be made through each Shareholder's own depository bank or stockbroker. Settlement will take place against the depository banks' and stock brokers' delivery of the Navision Shares to Danske Bank A/S and will take place on a continuous basis, no later than three Business Days after receipt of the acceptance by Danske Bank A/S, Corporate Actions.

9.1.11 Overseas Shareholders

9.1.11.1 General

The making of the Offer to Shareholders in countries outside Denmark may be affected by the laws of such other jurisdictions.

The Offer will not be deemed to be made in any jurisdiction in which, or to any Shareholder to whom, it is unlawful to make an offer under the laws of such relevant jurisdiction. Foreign Shareholders wishing to accept the Offer must satisfy themselves as to the due observance of the laws in the jurisdiction relevant to them, including the receipt of any necessary government consents or the payment of any taxes due.

The restrictions in this Section 9.1.11 may be waived, varied or modified by Microsoft in its absolute discretion.

9.1.11.2 Canada, Australia and Japan

The Offer is not being made, directly or indirectly, in or into Canada (other than in or into Ontario and Quebec), Australia or Japan and the Offer cannot be accepted from within Canada (other than from within Ontario and Quebec), Australia or Japan.

9.1.11.3 Accordingly, copies of this Offer Document, the Acceptance Form attached to this Offer Document, the Advertisement and any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Canada (other than in or into Ontario and Quebec), Australia or Japan, including to Shareholders with registered addresses in Canada (other than in Ontario and Quebec), Australia or Japan or to persons whom Microsoft knows to be custodians, nominees or trustees holding Navision Shares only for persons in Canada (other than in Ontario and Quebec), Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute or send them to Canada (other than to Ontario and Quebec), Australia or Japan. Envelopes containing Acceptance Forms should not be postmarked in Canada (other than in Ontario and Quebec), Australia or Japan or otherwise dispatched from Canada (other than from Ontario and Quebec), Australia or Japan and all Shareholders accepting the Offer must provide addresses outside Canada (other than Ontario and Quebec), Australia or Japan for the remittance or receipt of documents in connection with this Offer.

9.1.11.4 The Acceptance Form attached to this Offer Document will contain a representation and warranty from each Shareholder that such Shareholder has not received or sent copies or originals of the Offer Document, the Acceptance Form attached to this Offer Document or any related documents in, into or from Canada (other than in, into or from Ontario and Quebec), Australia or Japan.

9.1.11.5 A Shareholder will be deemed not to have accepted the Offer if such person is unable to make the representation and warranty set out above. Microsoft reserves the right, in its absolute discretion, to investigate, in relation to any such acceptance, whether that representation and warranty is correct and, if such investigation is undertaken and as a result of which Microsoft determines that such representation or warranty is not correct, the acceptance by such Shareholder shall not be valid.

9.1.11.6 If, in connection with making this Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this Offer Document, the Acceptance Form or any related documents in, into or from Canada (other than in, into or from Ontario and Quebec), Australia or Japan, such persons should: (i) inform the recipient of such fact; (ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and (iii) draw the attention of the recipient to this Section 9.

9.1.12 Other Terms

9.1.12.1 The sale of the Navision Shares will be governed by Danish law.

9.1.12.2 Microsoft reserves the right to purchase Navision Shares in the market or in privately negotiated transactions during and after the Offer Period.

9.1.12.3 The Offer Document has been prepared in Danish and English. In the event of any discrepancies the Danish version shall be the governing text.

9.1.13 Financing of the Offer

As of 31 March 2002, Microsoft's cash and cash equivalents balance was USD 5.12 billion and its short term investments balance was USD 33.58 billion. The Offer will be financed out of Microsoft's own funds.

9.1.14 Microsoft did not own any Navision Shares in the six months prior to the publication of the Voluntary Offer. By the Voluntary Offer, Microsoft acquired nominally DKK 35,624,942 Navision Shares at a price of DKK 300 per share of DKK 1 each, equal to the Offer Price in the present Offer. As of the date hereof, Microsoft thus owns a total of nominally DKK 35,624,942 Navision Shares.

9.1.15 Microsoft has not entered into any agreements with any of the Navision Shareholders in relation with this present Offer other than as described in this Offer Document, and all agreements related to the Offer which are of particular interest for the evaluation of the Offer have been described in this Offer Document.

10 Taxation

10.1 Microsoft urges each Shareholder to examine the particular tax consequences of an acceptance of the Offer. Each Shareholder is thus responsible for taxes payable pursuant to such Shareholder's acceptance of the Offer. The following is a summary of certain Danish and US income tax consequences for domestic and foreign Shareholders who dispose of Navision Shares pursuant to the Offer. The summary of Danish tax consequences was prepared by Plesner Svane Grønborg. The summary is based on present applicable laws, regulations, court proceedings and administrative practice, all of which are subject to change. This summary may not apply to certain classes of Shareholders.

10.1.1 Taxation of Shareholders subject to Full Tax Liability in Denmark

10.1.1.1 As a general rule the Shareholders' transfer of their Shares in accordance with the Offer constitutes a disposal of shares in Navision for tax purposes. Gains and losses are calculated on the basis of the Offer Price and will be treated in accordance with the rules in the Danish Act on Taxation of Capital Gains on Shares.

10.1.2 Taxation of Shareholders not subject to Full Tax Liability in Denmark

10.1.2.1 For shareholders who are not subject to full tax liability in Denmark, transfer of shares in Danish companies is not subject to Danish taxation unless the shares are held through a permanent establishment in Denmark. The shareholder may, however, be subject to taxation on a transfer of the shares in accordance with the rules of another country.

10.1.2.2 Specifically, regarding US Navision Shareholders, the transaction will constitute a taxable disposition of Navision Shares for US federal income tax purposes. Generally, Navision Shareholders that are US residents or US citizens will be subject to US income tax on this transaction. Such persons should consult their tax advisors to determine the particular tax consequences for them.

11 Advisers

11.1 Financial Advisers:

11.1.1 Goldman Sachs International is the sole financial adviser to Microsoft.

11.1.2 Nordea Securities and Schroder Salomon Smith Barney are joint financial advisers to Navision.

11.2 Legal Advisers:

11.2.1 Plesner Svane Grønborg is legal adviser to Goldman Sachs International.

11.2.2 Gorrissen Federspiel Kierkegaard, Preston Gates & Ellis and Linklaters are legal advisers to Microsoft.

11.2.3 Kromann Reumert is legal adviser to Navision.

11.3 Securities Adviser:

11.3.1 Danske Securities AB, Copenhagen Branch, is Danish securities adviser to Microsoft.

12 Documents and Queries

12.1 This Offer Document and any accompanying documents are distributed at the request of, and for the account of, Microsoft, by mail to Shareholders who are registered in the share register of Navision except for certain foreign Shareholders in jurisdictions where it is illegal to do so. Additional copies of the Offer Document with the Acceptance Form and Exhibit A hereto may be ordered from and viewed at the offices of Danske Bank A/S, Corporate Actions (see Section 12.2 below).

12.2 For any queries in connection with the Offer, please contact:

Danske Bank A/S
Corporate Actions
Holmens Kanal 2-12
DK-1092 Copenhagen K
Telephone: +45 43394969
Fax: +45 43394954

Fredrik Strömholm
Managing Director
Goldman Sachs International
Telephone: +44 (0) 207 774 1000

David Fishman
Vice President
Goldman, Sachs & Co.
Telephone: +1 650 234 3300

13 Governing Law and Jurisdiction

13.1 The Offer and any acceptance hereof are governed by Danish law.

13.2 Any dispute concerning the Offer or acceptances thereof must be brought before the Maritime and Commercial Court of Copenhagen.

Signed on 16 July 2002 on behalf of

Microsoft Corporation

John A. Seethoff
Assistant Secretary

Exhibit A to Mandatory Purchase Offer of 16 July 2002 from Microsoft to the Navision Shareholders (the "Offer Document").

Definitions

The following terms shall when used in the Offer Document have the meanings set forth below:

"Acceptance Form"	shall mean Attachment A to this Offer Document;
"All Trades"	shall mean the price quoted as "all trades" for securities listed on the Copenhagen Stock Exchange;
"Board Declaration"	shall have the meaning given to it in Section 2.3 of this Offer Document;
"Business Day"	shall mean any day except a Saturday, Sunday or other day which is either a public holiday in Denmark or a day on which the SEC is closed;
"Copenhagen Stock Exchange"	shall mean Copenhagen Stock Exchange A/S;
"Danish Companies Act"	shall mean the Danish Public Companies Act (Consolidation Act), No. 9 of 9 January 2002;
"Danish Takeover Order"	shall mean Danish Securities Council Executive Order No. 827 of 10 November 1999 under the Danish Securities Trading Act;
"Microsoft"	shall have the meaning given to it in Section 2.1 of this Offer Document;
"Navision"	shall have the meaning given to it in Section 2.1 of this Offer Document;
"Navision Share Capital"	shall mean the registered nominal share capital of Navision;
"Navision Shares"	shall mean the shares of common stock, nominal value DKK 1 per share, of Navision (Danish Securities ID code DK 0010251636);
"Offer" or "Mandatory Offer"	shall mean this present offer;
"Offer Document"	shall mean this offer document;

"Offer Period"	shall have the meaning given to it in Section 9.1.4 of this Offer Document;
"Offer Price"	shall have the meaning given to it in Section 3.2 of this Offer Document;
"Person"	shall mean any individual, corporation, or other entity or legal person;
"SEC"	shall mean the United States Securities and Exchange Commission;
"Section"	shall mean the sections of this Offer Document;
"Shareholder" or "Navision Shareholder"	shall mean any holder of Navision Shares other than Microsoft;
"Voluntary Offer"	shall have the meaning given to it in Section 2.1 of this Offer Document.

ACCEPTANCE FORM

Sale of shares in Navision

The acceptance form must be duly filled in and signed, and submitted to the shareholder's custodian bank or stockbroker in such due time that the bank or stockbroker may process and send the acceptance form to Danske Bank A/S so that it is in the possession of Danske Bank A/S, Corporate Actions, no later than 13 August 2002 at 20:00 hours (8:00 pm) Copenhagen time.

On the occasion of Microsoft's mandatory tender offer, published on 16 July 2002, for shares in Navision, at a price of DKK 300 per Navision share to be paid in cash (the "Offer"), I/we wish to tender ___________ (Indicate number) Navision shares of nominal value of DKK 1 each (securities code DK 0010251636), and I/we hereby irrevocably accept the Offer.

I/we represent that the above-mentioned Navision shares are free from any encumbrances.

Concurrently, I/we grant permission for the sale of my/our Navision shares to take place through my/our custody account with:

Custodian bank	Custody account no.

I/We wish for sales proceeds to be transferred to the following account:

Financial Institution	Sort code (reg.no.)/Account no.:

Shareholders wishing to sell their Navision shares in accordance with the terms of the Offer must submit this acceptance form duly filled in and signed to their custody bank or stockbroker.

Settlement will take place against delivery of the Navision shares from the Navision shareholders' custody banks or stockbrokers to Danske Bank A/S and will take place no later than three business days after receipt of the acceptance of the Offer by Danske Bank A/S, Corporate Actions.

Brokerage fees and other costs charged by the shareholder's depository bank or stockbroker shall be paid by the shareholder.

Selling Shareholder Information and Signature	**Custody Bank or Stockbroker**
Name:	Name:
Address:	Company Reg. No.:
Postal code and city:	CD-ident.:
	Company stamp and binding signature:
Tel. No.:	
CPR No./Company Reg. No.	
Date and binding signature:	

I/We represent and warrant that I/we have not, directly or indirectly, received or sent copies or originals of this acceptance form, the Offer Document or any related documents in, into or from the Canada (other than in, into or from Ontario and Quebec), Australia or Japan.

The undersigned custodian institution must forward the acceptances of the Offer no later than on 13 August 2002 at 20:00 hours (8:00 pm) to:

Danske Bank A/S
Corporate Actions
Holmens Kanal 2-12
DK-1092 Copenhagen K
Telefax no: +45 43 39 49 54

Mandatory Purchase Offer to the Shareholders in Navision a/s

OFFER ADVERTISEMENT

(pursuant to Executive Order No 827 of 10 November 1999)

The Offer document and this offer advertisement have been prepared in Danish and English. In the event of any discrepancies, the Danish version shall be the governing text.

On 7 May 2002, Microsoft Corporation, incorporated in the United States of America with IRS Employer Identification Number 91-1144442, One Microsoft Way, Redmond, Washington, 98052-6399, United States of America ("Microsoft"), submitted a voluntary offer to all the shareholders in Navision a/s, Frydenlunds Allé 6, 2950 Vedbæk, Denmark, CVR No. 76247218 ("Navision") on terms and conditions set forth in an offer document of 7 May 2002.

On 8 July 2002, Microsoft announced through the Copenhagen Stock Exchange that at the expiry of the offer period of the voluntary offer Microsoft had received acceptances for nominally DKK 35,624,942 shares, corresponding to a total of 98.8 per cent of the votes and the share capital of Navision. Microsoft further announced that all conditions to the voluntary offer had been fulfilled, and that the voluntary offer had therefore become unconditional. On 12 July 2002 settlement of the tendered Navision shares took place. Microsoft thus acquired nominally DKK 35,624,942 shares. Of the Navision shares that were tendered under the Voluntary Offer, nom. DKK 16,219,732 (45 per cent), were paid in cash and nom. DKK 19,405,210 (53.8 per cent) were exchanged for shares in Microsoft.

On this basis, in accordance with Section 31 of the Danish Securities Act, Microsoft hereby makes a mandatory offer to all of the remaining shareholders of Navision (the "Offer") on the terms set forth in an offer document of 16 July 2002 (the "Offer Document").

The Board of Directors of Navision has resolved to maintain its recommendation of 7 May 2002 regarding the voluntary offer that Navision's shareholders tender their Navision shares in the present Offer.

Summary of the terms of the Offer:

Offer Price:	The shareholders are offered a price of DKK 300 per Navision share to be paid in cash.
Offer Period:	The Offer takes effect as of 16 July 2002 and expires on 13 August 2002 at 20:00 hours (8:00 pm) Copenhagen time. No later than two business days after the expiry of the Offer Period, Microsoft will announce the result of the Offer through the Copenhagen Stock Exchange.

Settlement: Settlement will take place against delivery of the Navision shares from the Navision shareholders' custody banks or stockbrokers to Danske Bank A/S and will, subject to the terms of the Offer, take place no later than three business days after receipt of the acceptance by Danske Bank A/S, Corporate Actions.

Terms: Acceptances of the Offer are binding and irrevocable for the Navision shareholders when Danske Bank A/S, Corporate Actions, has received the acceptance. Shareholders who have accepted the Offer are consequently excluded from accepting any offer from a third party irrespective of whether such offer is for a higher price than the Offer Price.

The Offer as well as acceptances thereof shall be governed by Danish law.

This offer advertisement and the Offer Document with an acceptance form will be sent by mail to all registered shareholders of Navision.

Navision shareholders wishing to accept the Offer should submit the acceptance form which is attached to the Offer Document, duly filled in and signed to their custody bank or stockbroker.

This offer advertisement is not an offer to tender Navision shares but only a summary of the terms of the Offer set out in the Offer Document. Any Navision shareholder who considers tendering Navision shares should obtain the Offer Document which will be available at Danske Bank A/S, Corporate Actions, Holmens Kanal 2-12, DK 1092 Copenhagen K, tel. +45 43 39 49 69.

16 July 2002

Microsoft Corporation

ATTACHMENT 1(a)(ii)

ATTACHMENT 1(a)(ii)

NAVISION®
The Way to Grow

Stock Exchange Announcement
Vedbaek, July 16, 2002
Announcement no. 67

Declaration from the Board of Directors re: Mandatory Offer from Microsoft Corporation to the shareholders of Navision a/s

Summary

Declaration from the Board of Directors of Navision a/s ("Navision") pursuant to section 7 of the Danish Securities Council's Executive Order No. 827 of 10 November 1999 on the Mandatory Offer of 16 July, 2002 from Microsoft Corporation ("Microsoft") to the shareholders of Navision.

On Tuesday 7 May, 2002, Microsoft made a voluntary public offer (the "Voluntary Offer") for all outstanding shares in Navision. According to the terms of the Voluntary Offer, for each Navision share, Microsoft offered a cash consideration of DKK 300, or upon election by a shareholder, an equivalent value in Microsoft shares.

A company agreement between Navision and Microsoft stipulating the terms and conditions of the Voluntary Offer was negotiated and entered into. Prior to approving the agreement, the Board of Directors consulted external financial and legal advisers and considered relevant issues regarding the Voluntary Offer and the proposed transaction. The negotiations were completed in a positive and constructive manner.

On 8 July, 2002 Microsoft announced that at the expiry of the offer period on 5 July, 2002 Microsoft had received acceptances for 98.8% of the Navision share capital. As all other of Microsoft's conditions to the offer were declared either fulfilled or waived, Microsoft declared the offer unconditional and that the share purchase and exchange would be executed as contemplated in the offer document.

In accordance with applicable rules Microsoft has today, 16 July, 2002, made a mandatory offer (the "Mandatory Offer") in which Microsoft offers shareholders in Navision, who have not accepted the Voluntary Offer prior to its expiry, to purchase their shares in Navision. According to the terms of the Mandatory Offer, for each Navision share, Microsoft is offering a cash consideration of DKK 300 consistent with the cash consideration offered in the Voluntary Offer. However, contrary to the Voluntary Offer Microsoft has decided not to offer Navision shareholders Microsoft shares as an alternative to cash consideration in the Mandatory Offer. In addition, Navision shareholders should note that acceptance of the Mandatory Offer is binding and irrevocable, and that settlement does not await expiry of the deadline for acceptances under the Mandatory Offer but is made continuously. For more specific details, reference is made to the document dated 16 July, 2002 setting out the terms of the Mandatory Offer published through the Copenhagen Stock Exchange and forwarded to the remaining shareholders of Navision registered by name.

In connection with the Voluntary Offer the Board of Directors of Navision announced a declaration to the shareholders of Navision regarding the Voluntary Offer in accordance with §7 of the Danish Securities Council's Order no. 827 of November 10, 1999.

The essentials of the declaration are repeated below, adjusted for the fact that the shareholders of Navision are not offered Microsoft shares as an alternative to cash consideration in the Mandatory Offer:

- The global brand, industry leadership and long-term vision of Microsoft will enhance Navision's opportunity to achieve its strategic goal of building global leadership in business applications.
- The transaction helps fulfil Navision's aspiration to provide enhanced growth and career opportunities for its employees. The employees of Navision will be valued employees of Microsoft and will help contribute to the future success of Microsoft.
- Navision's headquarters will become the major centre of development and operations for Microsoft Business Solutions in EMEA (Europe, Middle East and Africa). It will become Microsoft's largest product development centre outside the U.S.
- The transaction brings together two global providers of integrated business software solutions operating in the mid-market with the strongest partner networks in the world — Navision and Microsoft Great Plains Business Solutions — which each have proven business models for building and delivering world-class customer solutions.
- Microsoft is committed to enhancing the business opportunities for Navision partners by deepening investments in Navision's solutions, and by extending Microsoft's sales and marketing support, development support, and technical resources to Navision partners.
- Navision and Microsoft share a common vision for business applications. The combined technologies will enhance and broaden the solutions that customers have already invested in, and Navision and Microsoft will continue to provide customers new generations of business applications that make business processes easier and more interconnected.
- The Mandatory Offer represents a premium of 36.7% compared to the last quoted share price prior to the announcement on 30 April, 2002, of a possible strategic transaction, and 41.2% compared to the average quoted share price for the 180 trading days preceding that announcement.
- Nordea Securities and Schroder Salomon Smith Barney, as joint financial advisers to the Board of Directors of Navision, have in connection with the Voluntary Offer provided the Directors of Navision with an opinion, subject to certain assumptions and limitations, as to the fairness, from a financial point of view, of the cash consideration offered by Microsoft to the shareholders of Navision.

The Board of Directors of Navision sees no reason to change or supplement its declaration made in connection with the Voluntary Offer in relation to the Mandatory Offer. Consequently, the Board of Directors of Navision also recommends the Mandatory Offer from Microsoft to its shareholders.

The Board of Directors recommends each shareholder to evaluate his/her own tax position in connection with accepting the Mandatory Offer.

Navision a/s

The Board of Directors

For more information on the Declaration from the Board of Directors:

Waldemar Schmidt
Chairman of the Board
Telephone: +45 4567 8000

This announcement will be available on the company's website: www.navision.com

NOT FOR DISTRIBUTION IN CANADA, JAPAN OR AUSTRALIA

ATTACHMENT 1(a)(iii)

ATTACHMENT 1(a)(iii)

NAVISION®

The Way to Grow

July 16, 2002

Dear Navision shareholder:

With effect from May 13, 2002 Microsoft published a voluntary share purchase and exchange offer to the shareholders in Navision regarding all of the shares in Navision. The offer expired on July 5, 2002. On July 8, Microsoft announced that a number of shareholders equivalent to 98.8 per cent of the votes and share capital of Navision had accepted the offer and that all other conditions to the offer had been fulfilled. On July 12, 2002, Microsoft acquired all of the tendered shares and thereby became owner of 98.8 per cent of the votes and share capital of Navision.

Accordingly, Microsoft has today announced a mandatory offer in accordance with Section 31 of the Danish Securities Act for the remaining shares in Navision not tendered in the voluntary offer. With this letter we enclose an offer document describing the terms of the mandatory offer.

The Board of Directors of Navision recommended the voluntary offer to the Navision shareholders and has resolved to maintain its recommendation also regarding this mandatory offer that the Navision shareholders tender their Navision shares pursuant to the offer. The recommendation of the Board of Directors is enclosed with this letter as well.

The offer document enclosed contains important information regarding the mandatory offer, and we encourage you to read it carefully.

If you have any questions, you should contact your custody bank or stockbroker.

Sincerely,

Navision a/s and Microsoft Corporation